UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 13, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS RAISING US$2BLN PRE-EXPORT FINANCE FACILITY TO REFINANCE ITS
EXISTING DEBT OBLIGATIONS

Moscow, Russia – September 13, 2010 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, raised the US$2bln pre-export facility.
The new facility is split between the borrowers in mining (OJSHC Yakutugol and
Southern Kuzbass Coal Company for US$857.1 mln each), steel (OAO Chelyabinsk metallurgical plant for US$95.3 mln) and ferroalloy (OAO South Urals Nickel
Plant for US$190.5 mln) divisions of Mechel Group and is drawn in two tranches, a 3-year and a 5-year one. Repayment will be done by monthly instalments after 9 and 15 months grace periods respectively. The Facility is structured as a secured dual tranche pre-export facility.
The proceeds raised under the new US$2bln facility have been used for refinancing Mechel Group’s remaining debt obligations under the two syndicated pre-export facilities (the original US$ 2,000,000,000 and the US$ 1,000,000,000 facilities raised for acquisition of OJSC Yakutugol and Oriel Resources Ltd.
respectively). Those facilities were already in the repayment phase with final maturity in December 2012.
The Company appointed ING Bank N.V. and The Royal Bank of Scotland N.V. as
Co-ordinators. In addition, BNP Paribas SA, Closed Joint Stock Company UniCredit
Bank, Commerzbank Aktiengesellschaft, HSBC Bank plc, Natixis, OJSC “Nordea
Bank”, Raiffeisen Zentralbank Oesterreich AG, Société Générale, UniCredit Bank
AG (formerly known as Bayerische Hypo- und Vereinsbank AG), VTB Bank (Austria)
AG, VTB Bank (Deutschland) AG and VTB Bank (France) SA acted as Mandated Lead
Arrangers and Morgan Stanley and Credit Suisse as Lenders for the facility.
Stanislav Ploshchenko, Mechel’s Chief Financial Officer commented: “Mechel has become the first Russian metals and mining company which arranged a new 5 year tenor PXF transaction after the financial crisis. It is also remarkable that this transaction came only a year after the restructuring of Mechel’s international debt on less attractive terms. This time we also have fewer banks in the pool, many of them significantly increased their exposure since the previous facilities, but we also have completely new banks, which suggests a significant revaluation of our credit risk profile in the financial community.
We are thankful to our foreign partners in the banking sector for their trust and commitment to our Group and to this transaction. The new financing is more favorable to our Group not only in tenor but also in pricing and collateral security. Besides, the new feature of this transaction is that it is structured without cross security and cross guarantees between our Group’s divisions and therefore marks a significant step forward in our strategy to separate the divisions not only from the operational management’s prospective but also in financing their operations including future debt and equity raising.”

***
Mechel OAO
Vladislav Zlenko
Tel: + 7 495 221 88 88
vladislav.zlenko@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction.
Any offer of securities to the public that may be deemed to be made pursuant to this communication in any EEA Member State that has implemented Directive
2003/71/EC (together with any applicable implementing measures in any Member
State, the “Prospectus Directive”) is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus
Directive.
These materials are only being distributed to and are only directed at (i)
persons who are outside the United Kingdom, subject to applicable laws or (ii)
persons who have professional experience in matters relating to investments falling within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005
(the “Order”), and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”).  Any investment or investment activity to which these materials relate will only be available to and will only be engaged with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
This press release and the information herein are not a public offer or advertisement of securities in the Russian Federation, and are not an offer, or an invitation to make offers or to purchase, sell, exchange or transfer any preferred shares or Preferred ADSs in the Russian Federation. No prospectus in respect of the Preferred ADSs has been or will be registered in the Russian
Federation nor any Preferred ADSs are intended for placement or public circulation in the Russian Federation.
Not for publication or distribution into or in Canada, Japan or Australia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: September 13, 2010	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO